Carlos Ramirez

T: +1 858 550 6157

cramirez@cooley.com

October 18, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549

Attention:
Nicholas O’Leary
Abby Adams

Re:	TriSalus Life Sciences, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed September 1, 2023 File No. 333-274292

Ladies and Gentlemen:

On behalf of TriSalus Life Sciences, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated September 27, 2023 with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1, as filed on September 1, 2023. Concurrently with the submission of this letter, the Company is filling its second amendment to the registration statement on Form S-1 (the “Amendment No. 2”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold, followed by the Company’s responses to the comments. We have included page numbers to refer to the location in Amendment No. 2 where the disclosure addressing a particular comment appears. Defined terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in Amendment No. 2.

Amendment No. 1 to Form S-1 filed September 1, 2023

Cover Page

1.	We note your disclosure of the purchase price for certain securities being registered for resale. For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on the cover page and pages 5 and 60 of Amendment No. 2.

Cooley LLP 10265 Science Center Drive San Diego, CA 92121-1117
t: +1 858 550 6000 f: +1 858 550-6420 cooley.com

U.S. Securities and Exchange Commission
October 18, 2023
Page Two

Prospectus Summary, page 1

2.	Here and in your risk factors, use of proceeds and management's discussion and analysis, and elsewhere where you address your recent trading prices as compared to the warrant exercise price, please revise to clarify that your warrants are out of the money and it is unlikely that warrant holders would exercise your warrants while the trading price is below the warrant exercise price. In addition, we note that your disclosure does not present a clear view of your liquidity expectations. We note, for example:

•	Disclosure in the liquidity discussion on pages 76-77, wherein you state, "We believe that the proceeds from the Business Combination and [the July 2023] exercise of warrants should be sufficient to fund our operations through key data read-outs expected in mid-2024. However, unless we are able to raise additional capital, we do not currently expect that our existing cash and cash equivalents, including cash received in connection with the Business Combination will be sufficient to fund our projected liquidity requirements for the next 12 months, creating substantial doubt about our ability to continue as a going concern."

•	The liquidity discussion refers to the section addressing "Funding Requirements," wherein you state, "We will likely require additional capital in the near term in order to continue to fund our operations through equity or debt financings, partnerships, collaborations, or other sources which may not be available on a timely basis, on favorable terms, or at all, and such capital, if obtained, may not be sufficient to enable us to continue to implement our long-term business strategy."

Please revise your cover page, summary, risk factors, use of proceeds, and MD&A to clarify the ability of your company to fund your operations on a prospective basis with your current cash on hand.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on the cover page and pages 4, 61–62, 66, 81–82 and 85–86 of Amendment No. 2.

3.	Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. To the extent you have not done so, highlight any differences in the current trading price, the prices that the Sponsor, PIPE investors and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, PIPE investors and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on the cover page and pages 5 and 60 of Amendment No. 2.

Cooley LLP 10265 Science Center Drive San Diego, CA 92121-1117
t: +1 858 550 6000 f: +1 858 550-6420 cooley.com

U.S. Securities and Exchange Commission
October 18, 2023
Page Three

Risk Factors

Sales of our Common Stock and/or Warrants or the perception of such sales, by us or the selling securityholders pursuant to this prospectus, page 57

4.	We note the risk factor on page 59 addressing the potential negative pressure potential sales by the selling securityholders may have on your security prices. Please revise the risk factor to state the purchase price the various selling security holders paid for their securities being registered for resale, in addition to the price paid originally for the Founder Shares.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 60–61 of Amendment No. 2.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 66

5.	We note that the projected revenues for 2023 were $19.2 million, as set forth in the unaudited prospective financial information management prepared and provided to the Board, the company’s financial advisors and the SPAC in connection with the evaluation of the Business Combination. We also note that your actual revenues for the six months ended June 30, 2023 was approximately $7.6 million. It appears that you will miss your 2023 revenue projection. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

In response to the Staff’s comment, the Company respectfully informs the Staff that there are no changes to its 2023 revenue projection. In addition, the Company respectfully advises the Staff that it has revised the disclosure on pages 80–81 of Amendment No. 2.

Liquidity and Capital Resources, page 75

6.	In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 81–82 of Amendment No. 2.

7.	We note your disclosure that this offering involves the potential sale of a substantial portion of shares for resale and that such sales could impact the market price of the company’s common stock. Please expand your disclosure to highlight the fact that a number of beneficial owners of more than 5% will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use. In providing this disclosure, please include the number of beneficial owners of more than 5% of your shares that are participating in the offering.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 82 of Amendment No. 2.

Cooley LLP 10265 Science Center Drive San Diego, CA 92121-1117
t: +1 858 550 6000 f: +1 858 550-6420 cooley.com

U.S. Securities and Exchange Commission
October 18, 2023
Page Four

General

8.	Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:

•	To the extent applicable, revise the risk factors and other areas of the document to clarify the current stage of clinical development for your product candidates, and whether you have made any determination with respect to seeking expedited approval pathways or orphan drug status (pages 13, 29-31, 96 and 98-103). We note the product pipeline in the investor presentation submitted with your Form 8-K filed September 1, 2023, does not correspond with the disclosure on page 98;

•	Update the disclosure regarding the CARES Act, and the status of related legislation (pages 35-36);

•	Update the status of your patents and patent applications, which currently are stated as of July 16, 2023, and your progress in notifying certain foreign patent offices of your ownership of foreign patent rights related to SD-101 (pages 44-45 and 48 and 110-113);

•	Update the disclosure regarding the impact of new tax laws and management's remediation plans regarding the material weaknesses in your internal controls (page 55);

•	Update the risk factors related to the market for your securities and price volatility (page 56);

•	Revise to clarify that your warrants are exercisable (page 59);

•	Revise the risk factors to clarify that your current charter contains an exclusive forum provision, rather than it "will provide" that federal district courts will be the sole and exclusive forum (page 62);

•	Update the recent developments on page 68; and

•	Please update the status of the transactions described in "Certain Relationships and Related Party Transactions," beginning on page 155, to the extent the transactions do not reflect the effects of the business combination.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on pages 7–8, 10, 13, 19, 22, 32, 37, 42, 45–46, 55–59, 62–64, 72, 94, 99, 103, 105–108, 111, 113, 115–117 and 161–163 of Amendment No. 2. The Company also respectfully advises the Staff that there have not been any changes to its determinations with respect to seeking expedited approval pathways or orphan drug status.

9.	Please revise the first paragraph on the cover page, and the prospectus generally, to remove the registration of these private placement shares:

•	"up to 4,933,333 shares of Common Stock that are issuable upon the exercise of 4,933,333 warrants (the “Private Placement Warrants”) held by MedTech Acquisition Sponsor LLC, a Delaware limited liability company (the “Sponsor”), originally issued in a private placement in connection with the initial public offering of MedTech Acquisition Corporation (“MTAC”)," and

•	"up to 1,000,000 shares of Common Stock that are issuable upon the exercise of 1,000,000 conversion warrants issuable upon the conversion of the promissory note issued by MTAC to the Sponsor for working capital requirements and payment of certain expenses in connection with a potential business combination transaction (the “Conversion Warrants” . . .)."

Cooley LLP 10265 Science Center Drive San Diego, CA 92121-1117
t: +1 858 550 6000 f: +1 858 550-6420 cooley.com

U.S. Securities and Exchange Commission
October 18, 2023
Page Five

For guidance, please refer to Securities Act Section 5 Compliance and Disclosure Interpretation ("C&DI”) 139.09.

With respect to the shares of Common Stock that are issuable upon the exercise of the Private Placement Warrants, the Company acknowledges the Staff’s comment and respectfully advises the Staff that the private placement for the Private Placement Warrants occurred in December 2020, and the sale of the Private Placement Warrants was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act. The terms of the Private Placement Warrants provide that the Private Placement Warrants cannot be transferred, assigned or sold until 30 days after the Business Combination (except in limited circumstances). On August 10, 2023, the Company consummated the Business Combination. At the time of issuance of the Private Placement Warrants, the holders did not commit to exercise the Private Placement Warrants and purchase the shares of Common Stock underlying such warrants. Upon the closing of MTAC’s initial public offering in December 2020, the Private Placement Warrants were not immediately exercisable (i.e., were not known to be exercisable within one year of the issuance date). The holders will make a separate investment decision if they choose to exercise the Private Placement Warrants following the Business Combination, which closed more than one year after the original issuance of such Private Placement Warrants. As a result, the Company believes C&DI 139.09 does not apply to the shares of Common Stock issuable upon exercise of the Private Placement Warrants, and the Company can register the primary issuance of the Common Stock issuable upon exercise of the Private Placement Warrants on Amendment No. 2. Furthermore, the Company is aware of precedents for registering the primary issuance by an issuer upon exercise by a warrant holder of private placement warrants with substantially similar terms issued in connection with a special purpose acquisition company’s initial public offering. See e.g. Rigetti Computing, Inc. (File No. 333-263798), Lucid Group, Inc. (File No. 333-258348), and Grindr Inc. (File No. 333-268782).

With respect to the shares of Common Stock that are issuable upon the exercise of the Conversion Warrants, the Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company believes that it can register the original issuance of shares issuable upon exercise of the Conversion Warrants that are held by a holder that did not receive the Conversion Warrants in the original private placement of the Conversion Warrants. The Company has revised the disclosure on the cover page and pages 4 and 198 of Amendment No. 2 to remove the primary issuance of up to 1,000,000 shares of Common Stock that are issuable upon the exercise of the Conversion Warrants by the initial holder and instead register the primary issuance of shares of Common Stock upon the exercise of 1,000,000 Conversion Warrants by a warrant holder other than the initial holder following a transfer of the Conversion Warrants. Each whole Conversion Warrant entitles the registered holder to purchase one share of the Company’s Common Stock at a price of $11.50 per share, subject to certain adjustments, beginning 30 days after the closing of the Business Combination, provided in each case that the Company has an effective registration statement under the Securities Act, covering the shares of Common Stock issuable upon exercise of the Conversion Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Conversion Warrants on a cashless basis under the circumstances specified in the Warrant Agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Furthermore, the Company is aware of precedents for registering the original issuance by an issuer upon exercise by a warrant holder other than the initial holder following a transfer of warrants that were immediately exercisable (i.e., within one year of the issuance date of the warrants). See e.g. Hyliion Holdings Corp. (File No. 333-249649) and America West Holdings Corporation (File No. 333-88588, described below:

Cooley LLP 10265 Science Center Drive San Diego, CA 92121-1117
t: +1 858 550 6000 f: +1 858 550-6420 cooley.com

U.S. Securities and Exchange Commission
October 18, 2023
Page Six

Hyliion Holdings Corp. (“Hyliion”) (File No. 333-249649)

In the registration statement on Form S-1 filed on November 23, 2020 by Hyliion Holdings Corp. (File No. 333-249649), the issuer registered for resale “up to 875,000 shares of Common Stock that are issuable upon the exercise of 875,000 warrants (the “Forward Purchase Warrants” and together with the Private Placement Warrants, the “Private Warrants”) originally issued in a private placement at the closing of the Business Combination (as defined below) by the holders thereof other than the initial holder”, which refers to the Atlas Point Fund (“Atlas”) warrant and Atlas as the initial holder, as indicated later in the registration statement, “up to 875,000 shares of Common Stock that are issuable upon the exercise of the Forward Purchase Warrants by the holders thereof other than Atlas Point Fund.” The Atlas warrant was immediately exercisable (i.e., within one year of the issuance date of the Atlas warrant) because it was issued on October 1, 2020 and was exercisable at any time for a period of ten years from the initial issuance date.

America West Holdings Corporation (“America West”) (Registration No. 333-88588)

In the registration statement on Form S-3 filed on August 8, 2020 by America West (Registration No. 333-88588), the issuer registered for resale “the class B common stock issuable upon conversion of the notes or exercise of any of the warrants. In addition, this prospectus covers the issuance of class B common stock upon the exercise of the warrant by the holders other than the initial holder.”, which refers to the Air Transportation Stabilization Board (“ATSB”) warrant and ASTB as the initial holder, as indicated later in the registration statement, “[t]he issuance by Holdings of shares of class B common stock upon exercise of the ATSB warrant by holders other than the ATSB.” The ASTB warrant was immediately exercisable (i.e., within one year of the issuance date of the ASTB warrant) because it was issued on January 18, 2022 and was exercisable at any time for a period of ten years from the initial issuance date.

10.	The company seeks to register "(c) up to 15,575,001 shares of Common Stock issued pursuant to that Agreement and Plan of Merger, dated as of November 11, 2022, as amended on April 4, 2023, May 13, 2023 and July 5, 2023, by and among MTAC, MTAC Merger Sub, Inc. and TriSalus Operating Life Sciences, Inc. ('Legacy TriSalus') to certain former equityholders of Legacy TriSalus," as noted in the second paragraph on the cover page. As TriSalus merged into the SPAC merger subsidiary, these affiliates are deemed to be underwriters, and must set a price at which the shares will be sold pursuant to the prospectus. Refer to Securities Act Rule 145(c). Please revise the prospectus accordingly.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on the cover page and page 199 of Amendment No. 2.

11.	We note the disclosure on page 167 regarding the "number of PIPE shares registered for sale to each Selling Shareholder holding Series A Convertible Preferred stock." As you are not registering the sale to each Selling Shareholder, please revise this disclosure to be consistent with the cover page.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the disclosure on page 172 of Amendment No. 2.

Cooley LLP 10265 Science Center Drive San Diego, CA 92121-1117
t: +1 858 550 6000 f: +1 858 550-6420 cooley.com

U.S. Securities and Exchange Commission
October 18, 2023
Page Seven

***

Please contact Carlos Ramirez at (858) 550-6157 or at cramirez@cooley.com or Matthew T. Browne at (858) 550-6045 or at mbrowne@cooley.com with any questions or comments regarding the Company’s response to the Staff’s Comments.

Sincerely

Cooley LLP

Carlos Ramirez

cc:	Mary Szela - TriSalus Life Sciences, Inc.
Matthew T. Browne - Cooley LLP

Cooley LLP 10265 Science Center Drive San Diego, CA 92121-1117
t: +1 858 550 6000 f: +1 858 550-6420 cooley.com